UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ________)*

Everspin Technologies, Inc.

(Name of Issuer)

Common Stock, par value US$0.0001 per share

(Title of Class of Securities)

30041T104

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐          Rule 13d-1(b)
☐          Rule 13d-1(c)
☒          Rule 13d-1(d)

*          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

1	NAME OF REPORTING PERSONS GLOBALFOUNDRIES Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 653,845
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 653,845
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 653,845
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2% (1)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)  This percentage is calculated based upon 12,509,647 shares of common stock of the Issuer outstanding as of May 5, 2017, as set forth in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on May 15, 2017.

SCHEDULE 13G

Item 1.

(a)	Name of Issuer:

Everspin Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1347 N. Alma School Road, Suite 220
Chandler, Arizona 85224

Item 2.

(a)	Name of Person Filing:

GLOBALFOUNDRIES Inc.

(b)	Address of Principal Business Office or, if none, Residence:

 2600 Great America Way
 Santa Clara, California 95054

(c)	Citizenship:

Cayman Islands

(d)	Title of Class of Securities:

Common Stock, par value US$0.0001 per share

(e)	CUSIP Number:

30041T104

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The information required by Items 4(a) - (c) is set forth in Rows 5-11 of the cover page hereto and is incorporated herein by reference.

GLOBALFOUNDRIES Inc. is the record owner of 653,845 shares of common stock of the Issuer.

SCHEDULE 13G

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Member of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    Dated: June 9, 2017

GLOBALFOUNDRIES INC.

By:	/s/ Samak L. Azar
	Name:	Samak L. Azar
	Title:	Chief Legal Officer